C21 INVESTMENTS INC.
(the “Issuer”)

Request for Financial Statements

National Instrument 51-102 “Continuous Disclosure Requirements” provides shareholders with the opportunity to elect annually to have their name added to the Issuer’s supplemental mailing list in order to receive (i) annual financial statements and MD&A and (ii) interim financial statements and MD&A of the Issuer. The documents will be accessible under the Issuer’s profile at www.sedar.com. If you wish to receive such mailings, please complete this form and return by fax to (604) 718-2808 or email to info@cxxi.com , or you may return the form by mail to:

C21 Investments Inc.
Box 4, Suite 303
595 Howe Street
Vancouver, B.C. V6C 2T5

I wish to receive annual financial statements and MD&A	[ ]

I wish to receive interim financial statements and MD&A	[ ]

PRINT NAME:

ADDRESS:

POSTAL CODE:	______________________________

Is this a change of address?	[ ]

I confirm that I am the BENEFICIAL owner of __________________common shares of the Issuer.

I confirm that I am the REGISTERED owner of _______________common shares of the Issuer.

SIGNATURE OF
SHAREHOLDER: __________________________          DATE: ___________, 20__

CUSIP: #12675Q 10 1

Return Card for AGM: October 3, 2018